929058

3-1-02

02020511

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
PAGE 1 OF 5 PAGES

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 1, 2002

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

Huaneng Power International's Announcement on February 28, 2002 in English with respect to tariff adjustment for its Shangan Power Plant.

To: Business Editor
[For Immediate Release]

HUANENG POWER INTERNATIONAL, INC.
Announces Tariff Adjustment for Shangan Power Plant

(Beijing, China, February 28, 2002) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today announced the tariff adjustment for Huaneng Shangan Power Plant ("Shangan Power Plant").

Based on the document of State Development and Planning Committee ("SDPC"), the average on-grid tariff for the Company's Shangan Power Plant Phase I and Phase II was adjusted to RMB334 per MWh (including VAT) as from February 10, 2002. Before the adjustment, the on-grid tariffs concerned were RMB307 per MWh (including VAT) and RMB432 per MWh (including VAT), respectively.

The current generation capacity for Shangan Power Plant is 1,300MW, representing 12% of the Company's total generation capacity. The Company will further reinforce the operating management and the safety and stability of its power plants and will strengthen cost controls to partly offset the impact of the tariff adjustment.

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide. With total generation capacity of 10,813.5MW, the Company is the largest independent power producer in China.

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For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin
Huaneng Power International, Inc.
Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui
Rikes Communications Limited
Tel: (852) 2520 2201
Fax:(852) 2520 2241

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By ______________________

Name: Wang Xiaosong
Title: Vice Chairman

Date: March 1, 2002